    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2000
                         REGISTRATION NO. 333-
                                              -------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       ECHOSTAR COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)


             Nevada                                              88-0336997
  (State or other jurisdiction                                 (IRS Employer
of incorporation or organization)                            Identification No.)

                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                                 (303) 723-1000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                                   ----------

                            David K. Moskowitz, Esq.
              Senior Vice President, General Counsel and Secretary
                       EchoStar Communications Corporation
                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                                 (303) 723-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please the following box. [ ]

                                 CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------
                                                         PROPOSED
                                                          MAXIMUM       PROPOSED
                                                         OFFERING        MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE   AMOUNT TO BE   PRICE PER      AGGREGATE     REGISTRATION
                REGISTERED                 REGISTERED    SHARE (1)   OFFERING PRICE       FEE
---------------------------------------   ------------   ---------   --------------   ------------
Class A Common Stock, $.01 par value         61,200       $41.563      $2,543,656        $672
--------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the Registration Fee pursuant to Rule 457 (c).

                                   ----------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


                                      (ii)

                  SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2000



                       ECHOSTAR COMMUNICATIONS CORPORATION

                      61,200 SHARES OF CLASS A COMMON STOCK


--------------------------------------------------------------------------------


         This prospectus relates to the proposed sale from time to time of up to 61,200 shares of our Class A common stock by a selling shareholder. The selling shareholder acquired her shares when we acquired Kelly Broadcasting Systems, Inc. in February 2000.

         The selling shareholder may sell all or any portion of her shares of Class A common stock in one or more transactions on the Nasdaq National Market or in private, negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholder. The selling shareholder will pay all registration and selling expenses, including any brokerage commissions.

         Our common stock is traded on the Nasdaq National Market under the symbol "DISH." On October 31, 2000 the last reported sale price of our common stock on the Nasdaq National Market was $45.25 per share.

         We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.



  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN RISKS YOU SHOULD CONSIDER
            BEFORE YOU PURCHASE ANY SHARES OF CLASS A COMMON STOCK.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has approved or determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                       Prospectus Dated, November 1, 2000

                                TABLE OF CONTENTS


Where you can find more information...........................................3

Forward-looking statements....................................................3

Risk factors..................................................................6

Description of our capital stock.............................................21

Use of proceeds..............................................................24

Selling shareholder..........................................................24

Plan of distribution.........................................................24

Legal Matters................................................................26

Experts......................................................................26

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

         THE SHARES OF CLASS A COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

         YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

         Our common stock is traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         o        Our Annual Report on Form 10-K for the year ended December 31,
                  1999.

         o        Our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2000.

         o        Our Quarterly Report on Form 10-Q for the quarter ended June
                  30, 2000.

         o Our Current Reports on Form 8-K filed February 28, 2000, September 12, 2000 and September 25, 2000.

         o The description of our common stock set forth in our Registration Statement on Form 8-A filed on May 30, 1995.

         You may request free copies of these filings by writing or telephoning us at our principal offices, which are located at the following address:

                         EchoStar Communications Corporation
                         5701 South Santa Fe Drive
                         Littleton, Colorado  80120
                         Attention:  David K.  Moskowitz, Esq.
                         (303) 723-1000

                           FORWARD-LOOKING STATEMENTS

         All statements contained in this prospectus, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known or unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The "Risk factors" section of this prospectus, commencing on page 5, summarizes certain of the material risks and uncertainties that could cause our actual results to differ materially. In addition to statements that explicitly describe such risks and uncertainties, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "anticipates," "intends" or the like to be uncertain and forward-looking. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks described herein and should not place undue reliance on any forward-looking statements.

                       ECHOSTAR COMMUNICATIONS CORPORATION

         We are a leading provider of direct broadcast satellite, or DBS, television services in the United States through our DISH Network business unit. We are also an international supplier of digital satellite receiver systems and a provider of other satellite services.

THE DISH NETWORK

         We started offering subscription television services on the DISH Network in March 1996. As of June 30, 2000, more than 4.3 million households subscribed to DISH Network programming services. From January 1, 1999 to June 30, 2000, our market share of net new DBS customers was 55%. We now have six DBS satellites in orbit which enable us to provide over 500 video and audio channels, together with data services and high definition and interactive TV services, to consumers across the continental United States through the use of one small satellite dish. We believe that the DISH Network offers programming packages that have a better "price-to-value" relationship than packages currently offered by most other subscription television providers. As of June 30, 2000, approximately 14.5 million United States households subscribed to direct broadcast satellite and other direct-to-home satellite services. We believe that there continues to be significant unsatisfied demand for high quality, reasonably priced television programming services.

         In addition, we are developing a wide range of interactive, Internet and high-speed data services. During 1999, we began offering to consumers our first of its kind DISHPlayer, which combines a satellite receiver, digital VCR, gaming and Internet access capabilities all in one box. Customers using our current DISHPlayer receivers have the capability to store up to 12 hours of programming on the receiver's hard drive. We have made strategic investments in OpenTV and Wink Communications, two leading enablers of interactive technology. We have also made strategic investments in StarBand Communications (formerly Gilat-To-Home) and Wildblue Communications (formerly iSky, Inc.), both of which intend to offer two-way "always-on" broadband Internet access across the continental U.S. We expect to offer this access to existing and new DISH Network customers along with our television services through a convenient single dish solution beginning in late 2000.

ECHOSTAR TECHNOLOGIES CORPORATION

         In addition to supplying EchoStar satellite receiver systems for the DISH Network, our EchoStar Technologies Corporation subsidiary supplies similar digital satellite receivers to international satellite TV service operators. Our two major customers are Via Digital, a subsidiary of Telefonica, Spain's national telephone company, and Bell ExpressVu, a subsidiary of Bell Canada, Canada's national telephone company.

SATELLITE SERVICES

         Our Satellite Services business unit primarily leases capacity on our satellites to customers, including international services that broadcast foreign language programming to our subscribers, and Fortune 1000 companies that use our business television service to communicate with employees, customers, distributors, and suppliers located around the United States.

BUSINESS STRATEGY

         Our primary objective is to continue to expand our DISH Network subscriber base and to develop as an integrated, full-service satellite company. To achieve this objective, we plan to:

         o Leverage our significant share of the DBS spectrum to offer more channels than any other video provider in the United States, and by offering unique programming services that will differentiate us from our competition. These services include satellite-delivered local signals and niche and foreign language services;

         o Offer marketing promotions that will enhance our position as a leading provider of value-oriented programming services and receiver systems;

         o Utilize our orbital assets and strategic relationships to provide interactive and high speed Internet access to DISH Network customers via a convenient single dish solution;

         o        Expand and improve DISH Network distribution channels;

         o Develop our EchoStar Technologies Corporation and Satellite Services businesses; and

         o Emphasize one-stop shopping for DBS services and equipment and superior customer service.

RECENT DEVELOPMENTS

EchoStar VI

         On October 13, 2000, we announced that EchoStar VI, our sixth direct broadcast satellite which launched successfully on July 14, 2000, from Cape Canaveral, Florida, has reached its final orbital location at 119 degree West Longitude as assigned under a special temporary authority by the FCC. EchoStar VI was launched to the 148 degree orbital location for testing and was later relocated to the 119 degree orbital location where it now is broadcasting satellite TV channels to over 4.3 million DISH Network customers nationwide, including Alaska and Hawaii. To date, all systems on the satellite are operating normally.

10 3/8% Senior Notes due 2007

         On September 25, 2000, our wholly-owned subsidiary, EchoStar Broadband Corporation ("EBC"), closed on the sale of $1 billion of 10 3/8% Senior Notes due 2007 (the "EBC Notes"). The proceeds of the EBC Notes will be used primarily by our subsidiaries for the construction and launch of additional satellites, strategic acquisitions and other general working capital purposes. Under the terms of the indenture governing the EBC Notes (the "EBC Indenture"), EBC has agreed to cause its subsidiary, EchoStar DBS Corporation ("EDBS") to make an offer to exchange (the "EDBS Exchange Offer") all of the outstanding EBC Notes for a new class of notes issued by EDBS as soon as practical following the first date (as reflected in EDBS' most recent quarterly or annual financial statements) on which EDBS is permitted to incur indebtedness in an amount equal to the outstanding principal balance of the EBC Notes under the "Indebtedness to Cash Flow Ratio" test contained the indentures (the "EDBS Indentures") governing the EDBS 9 1/4% Senior Notes due 2006 and 9 3/8% Senior Notes due 2009 (collectively the "EDBS Notes"), and such incurrence of indebtedness would not otherwise cause any breach or violation of, or result in a default under, the terms of the EDBS Indentures.

         On October 25, 2000, as contemplated by the terms of the EBC Indenture, EDBS amended the terms of the EDBS Indentures to provide that the recording of some or all of the indebtedness represented by the EBC Notes on the EDBS balance sheet as a result of the application of generally accepted accounting principles and related rules prior to the completion of the EDBS Exchange Offer would not be deemed to constitute an incurrence of indebtedness for certain purposes under the EDBS Indentures. These amendments were approved by more than a majority in principal amount of each issue of the EDBS Notes. The cost of obtaining these consents was immaterial to EchoStar.

Starsight

          In October of 2000, Starsight Telecast, Inc., a subsidiary of Gemstar
- TV Guide, filed a suit for patent infringement against us and certain of our subsidiaries in the United States District Court for the Western District of North Carolina, Asheville Division. The suit alleges infringement of United States Patent No. 4,706,121. We have examined this patent and have obtained an opinion from patent counsel that it is not infringed by any of our products or services. We intend to vigorously defend against this action and to assert a variety of counterclaims.

                                  RISK FACTORS

         You should carefully consider all of the information contained in this prospectus before deciding whether to invest in our class A common stock and, in particular, the following factors:

                     RISKS PRIMARILY RELATED TO OUR BUSINESS

INCREASED SUBSCRIBER TURNOVER COULD AFFECT OUR FINANCIAL PERFORMANCE

         Our churn, which is the rate at which subscribers turn over, increased during 1999, but did not further increase during the six months ended June 30, 2000. Our maturing subscriber base, together with the effects of rapid growth, were primarily responsible for the increase in churn during 1999. Rapid growth resulted in customer installation delays, and the effectiveness of our customer service was also impacted. We are rapidly expanding our customer service and installation capabilities in response to our increased business, but churn may increase until we have completed the upgrades to our infrastructure. Further, our litigation with the networks in Miami, and other factors, could cause us to terminate delivery of distant network channels to a material portion of our subscriber base, which could cause many of those customers to cancel their subscription to our other services. Any such terminations could result in a small reduction in average monthly revenue per subscriber and could result in increased churn. There can be no assurance that we will be able to maintain churn below satellite industry averages during the remainder of 2000 or thereafter.

INCREASED SUBSCRIBER ACQUISITION COSTS COULD AFFECT OUR FINANCIAL PERFORMANCE

         We subsidize the purchase and installation of EchoStar receiver systems in order to attract new DISH Network subscribers. Consequently, our subscriber acquisition costs are significant. Our average subscriber acquisition cost was $437 during the six months ended June 30, 2000. Our Digital Dynamite promotion allows us to capitalize and depreciate over 4 years certain costs that would otherwise be expensed at the time of sale but also results in increased capital expenditures. Capital expenditures under our Digital Dynamite promotion totaled approximately $4 million for the six months ended June 30, 2000. As a result of continuing competition and our plans to attempt to continue to drive rapid subscriber growth, we expect our per subscriber acquisition costs for 2000 may average as much as $450 or more for the full year. Our subscriber acquisition costs, both in the aggregate and on a per new subscriber activation basis, may materially increase to the extent that we continue or expand our bounty program, our "free system/free installation" program, the DISH Network One-Rate Plan, or other more aggressive promotions if we determine that they are necessary to respond to competition, or for other reasons.

         Most of our core programming is broadcast from our satellites at the 119 degree orbital location, and almost all of our subscribers have EchoStar receiver systems that can view programming from that location. With the commencement of additional services from the 110 degree orbital location following the successful launch of EchoStar V, our existing subscribers who have not already done so, will need to upgrade their dish and receiver systems in order to take advantage of the additional services we now offer. To encourage existing subscribers to upgrade their systems and remain subscribers, we are currently subsidizing upgrades to our DISH 500 system customers, which receives programming from both the 110 degree and 119 degree orbital locations. The cost to us of this program could be significant if a large number of our existing subscribers participate, though upgrades may also result in increased revenue per subscriber.

         Any material increase in subscriber acquisition costs from current levels could have a material adverse effect on our business and results of operations.

WE MAY BE UNABLE TO MANAGE RAPIDLY EXPANDING OPERATIONS

         If we are unable to manage our growth effectively, it could materially adversely affect our business and results of operations. To manage our growth effectively, we must continue to develop our internal and external sales forces, installation capability, customer service operations and information systems, and maintain our relationships with third party vendors. We also need to continue to expand, train and manage our employee base, and our management personnel must assume even greater levels of responsibility.

         Significant increases in the number of new subscribers resulted in customer service and installation delays and an increase in our subscriber churn during the beginning of the second quarter of 2000. If we are unable to continue to develop our installation capability and customer service operations in a timely manner to effectively manage this growth, we may experience a decrease in subscriber growth and an increase in subscriber churn which could have a material adverse effect on our business and results of operations.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE, IN ORDER TO CONTINUE GROWING AND INCREASE EARNINGS

         Our ability to increase earnings, and the market value and liquidity of our common stock will depend, in part, on our ability to continue growing our business by maintaining and increasing our subscriber base. This may require significant additional capital that we cannot be certain will be available to us.

         Currently the funds necessary to meet subscriber acquisition costs and upgrades of existing subscribers to DISH 500 systems will be satisfied from existing cash and investment balances to the extent available. We may, however, be required to raise additional capital in the future to meet these requirements. We cannot assure you that additional financing will be available on acceptable terms, or at all, if needed in the future.

         In addition, we have conditional licenses or applications pending with the FCC for a two satellite Ku-band system, a two satellite Ka-band system, a two satellite extended Ku-band system and (through a partly owned subsidiary) a six satellite low earth orbit satellite system. We may need to raise additional funds to fully develop these systems. Further, a number of factors, some of which are beyond our control or ability to predict, could require us to raise additional capital. These factors include, among other things, higher than expected subscriber acquisition costs or a defect in or the loss of any satellite. We cannot assure you that we will be able to raise additional capital at the time necessary or on satisfactory terms. The inability to raise sufficient capital would have a material adverse effect on our business.

IMPEDIMENTS TO RETRANSMISSION OF LOCAL AND DISTANT BROADCAST SIGNALS; OUR LOCAL AND DISTANT PROGRAMMING STRATEGY FACES UNCERTAINTY

         The Copyright Act, as amended by the Satellite Home Viewer Improvement Act of 1999, permits satellite retransmission of distant network channels only to "unserved households." Whether a household qualifies as "unserved" for the purpose of eligibility to receive a distant network channel depends, in part, on whether that household can receive a signal of "Grade B intensity" as defined by the FCC. In February 1999, the FCC released a report and order on these matters. Although the FCC declined to change the values of Grade B intensity, it adopted a method for measuring it at particular households. The FCC also endorsed a method for predicting Grade B intensity at particular households. Later in 1999, the FCC denied in part and granted in part our petition for reconsideration, allowing us some additional flexibility in the method for measuring Grade B intensity but denying our requests on other matters. We cannot be sure whether these methods are favorable to us or what weight, if any, the courts will give to the FCC's decision. In addition, the Satellite Home Viewer Improvement Act, enacted in November 1999, instructed the FCC to establish a predictive model based on the model it had endorsed in February 1999 and also directed the FCC to ensure that its predictive model takes account of terrain, building structures and other land cover variations. The FCC recently issued a report and order that does not adjust the model to reflect such variations for any VHF stations. Failure to account for these variations could hamper our ability to retransmit distant network and superstation signals. The broadcast interests and we have filed petitions for reconsideration of the FCC's action. We cannot be sure that the FCC's action on reconsideration will not be even more unfavorable to us.

         The Satellite Home Viewer Improvement Act of 1999 has also established a process whereby consumers predicted to be served by a local station may request that this station waive the unserved household limitation so that the requesting consumer may receive distant signals by satellite. If the waiver request is denied, the Satellite Home Viewer Improvement Act of 1999 entitles the consumer to request an actual test, with the cost to be borne by either us or the broadcast station depending on the results. The FCC staff has informally raised questions about our implementation of that process. We can provide no assurance that the FCC will find that our implementation of the process is in compliance with these rules. Furthermore, the FCC has recently identified a third party organization to examine and propose tester qualification and other standards for testing. We cannot be sure that this decision will not have an adverse effect on our ability to test whether a consumer is eligible for distant signals.

         In addition, the Satellite Home Viewer Improvement Act of 1999 could adversely affect us in several other respects. The legislation prohibits us from carrying more than two distant signals for each broadcasting network and leaves the FCC's Grade B intensity standard unchanged without future legislation. While the Satellite Home Viewer Improvement Act of 1999 reduces the royalty rate that we currently pay for superstation and distant network signals, it directs the FCC to require us (within one year from November 29, 1999) to delete substantial programming (including sports programming) from these signals. These requirements may significantly hamper our ability to retransmit distant network and superstation signals, and may require us to stop retransmitting many or all superstation signals.

         In connection with implementation of the Satellite Home Viewer Improvement Act of 1999 and other factors, we believe hundreds of thousands of consumers have lost or could lose access to network channels by satellite. In anticipation of passage of the legislation, and for other reasons, we have ceased providing distant network channels to tens of thousands of customers. These turn offs, together with others, could result in a temporary material increase in churn and a small reduction in revenue per subscriber. Further, under the law, broadcasters could seek a permanent injunction on our sales of both distant and local network channels, which would have a material adverse effect on our churn, revenue, ability to attract new subscribers, and our business operations generally.

         The Satellite Home Viewer Improvement Act of 1999 generally gives satellite companies a statutory copyright license to retransmit local-into-local network programming, subject to obtaining the retransmission consent of the local network station. Where the retransmission consent or short-term extensions were not obtained from a particular local network station on or before May 29, 2000 (the six month anniversary of the act), we were required to cease retransmission of the station's signals. Retransmission consent agreements are important to us because a failure to reach such agreements with broadcasters could have an adverse effect on our strategy to compete with cable and other satellite companies, which provide local signals. The Satellite Home Viewer Improvement Act of 1999 requires broadcasters to negotiate retransmission consent agreements in good faith. In accordance with the requirements of the Satellite Home Viewer Improvement Act of 1999, the FCC has promulgated rules governing broadcasters' good faith negotiation obligation. These rules allow satellite providers to file complaints with the FCC against broadcasters for violating the duty to negotiate retransmission consent agreements in good faith. Currently, the degree to which the rules will be of practical benefit to us in our efforts to obtain all necessary retransmission consent agreements remains unclear. While we have been able to reach retransmission consent agreements with each of the local network stations we currently carry, our planned roll-out of local channels in more cities will require additional agreements, and we cannot be sure that we will secure these agreements, or that we will secure new agreements upon the expiration of our current retransmission consent agreements, some of which are short term.

         Many other provisions of the Satellite Home Viewer Improvement Act of 1999 could adversely affect us. Among other things, the law includes the imposition of "must carry" requirements on DBS providers. The "must carry" rules generally would require that commencing in January 2002 satellite distributors carry all the local broadcast stations in areas they choose to offer local programming, not just the four major networks. Since we have limited capacity, the number of markets in which we can offer local programming would be reduced by the "must carry" requirement to carry large numbers of stations in each market we serve. The legislation also includes provisions which could expose us to material monetary penalties, and permanent prohibitions on the sale of all local and distant network channels, based on what could be considered even inadvertent violations of the legislation, prior law, or the FCC rules, some of which have not yet been finalized and which could adversely impact our ability to comply with "must carry". Imposition of these penalties would have a material adverse effect on our churn, revenue, ability to attract new subscribers, and our business operations generally. Consistent with the requirements of the Satellite Home Viewer Improvement Act of 1999, the FCC has commenced rulemakings on, among other things, (i) the requirements for satellite carriers to delete (blackout) programming from certain broadcast signals, and (ii)

"must carry" rules. The blackout rules must be effective by November 29, 2000. We cannot be sure that these proceedings will result in rules that are favorable to us, and we believe that some of the resulting rules will adversely affect us.

TV NETWORKS OPPOSE OUR STRATEGY OF DELIVERING DISTANT NETWORK SIGNALS

         Until July 1998, we obtained distant broadcast network channels (ABC, NBC, CBS and FOX) for distribution to our customers through PrimeTime 24. In December 1998, the United States District Court for the Southern District of Florida entered a nationwide permanent injunction requiring PrimeTime 24 to shut off distant network channels to many of its customers, and henceforth to sell those channels to consumers in accordance with certain stipulations in the injunction.

         In October 1998, we filed a declaratory judgment action against ABC, NBC, CBS and FOX in Denver Federal Court. We asked the court to enter a judgment declaring that our method of providing distant network programming did not violate the Satellite Home Viewer Act and hence did not infringe the networks' copyrights. In November 1998, the networks and their affiliate groups filed a complaint against us in Miami Federal Court alleging, among other things, copyright infringement. The court combined the case that we filed in Colorado with the case in Miami and transferred it to the Miami court. The case remains pending in Miami. While the networks have not sought monetary damages, they have sought to recover attorney fees if they prevail.

         In February 1999, the networks filed a "Motion for Temporary Restraining Order, Preliminary Injunction and Contempt Finding" against DirecTV, Inc. in Miami related to the delivery of distant network channels to DirecTV customers by satellite. DirecTV settled this lawsuit with the networks. Under the terms of the settlement between DirecTV and the networks, some DirecTV customers were scheduled to lose access to their satellite- provided distant network channels by July 31, 1999, while other DirecTV customers were to be disconnected by December 31, 1999. Subsequently, PrimeTime 24 and substantially all providers of satellite-delivered network programming other than us agreed to this cut-off schedule, although we do not know if they adhered to this schedule.

         In December 1998, the networks filed a Motion for Preliminary Injunction against us in the Miami court , and asked the court to enjoin us from providing network programming except under limited circumstances. A preliminary injunction hearing was held on September 21, 1999. The court took the issues under advisement to consider the networks' request for an injunction, whether to hear live testimony before ruling upon the request, and whether to hear argument on why the Satellite Home Viewer Act may be unconstitutional, among other things.

         In March 2000, the networks filed an emergency motion again asking the court to issue an injunction requiring us to turn off network programming to certain of our customers. At that time, the networks also argued that our compliance procedures violate the Satellite Home Viewer Improvement Act. We opposed the networks' motion and again asked the court to hear live testimony before ruling upon the networks' injunction request.

         On September 29, 2000, the Court granted the Networks' motion for preliminary injunction, denied the Network's emergency motion and denied our request to present live testimony and evidence. The Court's original order required EchoStar to terminate network programming to certain subscribers "no later than February 15, 1999", and contained other dates which would be physically impossible to comply with. The order imposes restrictions on our past and future sale of distant ABC, NBC, CBS and Fox channels similar to those imposed on PrimeTime 24 (and, we believe, on DirecTV and others). Some of those restrictions go beyond the statutory requirements imposed by the Satellite Home Viewer Act and the Satellite Home Viewer Improvement Act. For these and other reasons we believe the Court's order is, among other things, fundamentally flawed, unconstitutional and should be overturned. However, it is very unusual for a Court of Appeals to overturn a lower court's order and there can be no assurance whatsoever that it will be overturned.

         On October 3, 2000, and again on October 25, 2000, the Court amended its original preliminary injunction order in an effort to fix some of the errors in the original order. The twice amended preliminary injunction order requires us to shut off, by February 15, 2001, all subscribers who are ineligible to receive distant network programming under the court's order. We have appealed the September 29, 2000 preliminary injunction order and the October 3, 2000 amended preliminary injunction order. We have also asked the United States Court of Appeals for the Eleventh Circuit to stay the preliminary injunction orders pending the appeal. The Eleventh Circuit has ordered the networks to file a brief with the Court of Appeals by November 6, 2000, and that we respond to that brief by November 9, 2000. Additional briefing schedules and rulings from the Miami Court and from the Court of Appeals could occur at any time. Our effort to seek a stay of the preliminary injunction may not be successful and we may be required to comply with the dates provided in the Court's preliminary injunction order. The preliminary injunction could force us to terminate delivery of distant network channels to a substantial portion of our distant network subscriber base, which could also cause many of these subscribers to cancel their subscription to our other services. Such terminations would result in a small reduction in our reported average monthly revenue per subscriber' and could result in a temporary increase in churn.

WE DEPEND ON THE CABLE ACT FOR ACCESS TO OTHERS' PROGRAMMING

         Any change in the Cable Consumer Protection and Competition Act of 1992, which we refer to as the Cable Act, and the FCC's rules that permit the cable industry or cable-affiliated programmers to discriminate against competing businesses, such as ours, in the sale of programming could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis. Under the Cable Act and the FCC's rules, cable-affiliated programmers generally must offer programming they have developed to all multi-channel video programming distributors on non-discriminatory terms and conditions. The Cable Act and the FCC's rules also prohibit some types of exclusive programming contracts. We purchase a substantial percentage of our programming from cable-affiliated programmers. Some of these restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends the rules. While we have filed several complaints with the FCC alleging discrimination, exclusivity, or refusals to deal, we have had limited success in convincing the FCC to grant us relief. The FCC has denied or dismissed many of our complaints, and we believe has generally not shown a willingness to enforce the program access rules stringently. As a result, we may be limited in our ability to obtain access (or non- discriminatory access) to cable-affiliated programming. In addition, the FCC recently modified certain of its attribution rules that determine whether a programmer is affiliated with a cable operator and therefore subject to the program access obligations. We do not yet know the implications or impact of these modified rules.

WE EXPECT OPERATING LOSSES THROUGH AT LEAST 2000 AND CANNOT BE CERTAIN THAT WE WILL ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

         Due to the substantial expenditures necessary to complete construction, launch and deployment of our direct broadcast satellite system and introduction of our DISH Network service to consumers, we have sustained significant losses. If we do not have sufficient income or another source of cash, it could eventually affect our ability to service our debt and pay our other obligations. Our operating losses were $224 million, $123 million and $347 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $107 million and $228 million for the six months ended June 30, 1999 and 2000. We had net losses of $313 million, $261 million and $793 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $448 million and $318 million for the six months ended June 30, 1999 and 2000. Improvements in our results of operations depend largely upon our ability to increase our customer base while maintaining our price structure, effectively managing our costs and controlling churn. We cannot assure you that we will be effective with regard to these matters. In addition, we incur significant acquisition costs to obtain DISH Network subscribers. These costs, which may continue to increase, magnify the negative effects of churn. We anticipate that we will continue to experience operating losses through 2000. These operating losses may continue beyond 2000.

WE COMPETE WITH CABLE TELEVISION AND OTHER LAND-BASED SYSTEMS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

         We encounter substantial competition in the subscription television market from cable television and other land-based systems. Cable television operators have a large, established customer base, and many cable operators have significant investments in, and access to, programming. Cable television service is currently available to more than 90% of the approximately 100 million U.S. television households, and approximately 68% of total U.S. households currently subscribe to cable. Cable television operators currently have an advantage relative to us by providing service to multiple television sets within the same household at no additional cost. Cable operators may also obtain a competitive advantage through bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, efficient 2-way high speed data transmission, improving their digital cable products, and telephone service on upgraded cable systems. For example, some cable companies now offer high speed Internet access over their upgraded fiber optic systems, and AT&T has announced that it is seeking to provide telephone service over Time Warner's cable system. As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television operators.

         When fully deployed, new technologies could have a material adverse effect on the demand for our direct broadcast satellite services. For example, new and advanced local multi-point distribution services are still in the development stage. In addition, entities such as regional telephone companies, which are likely to have greater resources than we have, are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable." Moreover, mergers, joint ventures, and alliances among franchise, wireless or private cable television operators, regional Bell operating companies and others may result in providers capable of offering bundled cable television and telecommunications services in competition with us. For instance, AT&T has acquired cable operators TCI and MediaOne. We may not be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

WE FACE INTENSE COMPETITION FROM DIRECT BROADCAST SATELLITE AND OTHER SATELLITE SYSTEM OPERATORS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

         Our ability to increase earnings will partly depend on our ability to compete in the highly competitive subscription television industry. We compete with companies offering video, audio and data programming and entertainment services, including cable operators and other satellite operators. Many of these competitors have substantially greater financial, marketing and other resources than we have.

         One competitor, DirecTV, has launched five high powered direct broadcast satellites and has 46 direct broadcast satellite frequencies that are capable of full coverage of the continental United States. DirecTV currently offers more than 300 channels of combined video and audio programming and, as of September 30, 2000, had over 9 million subscribers. DirecTV is, and will be for the foreseeable future, in an advantageous position with regard to market entry, programming, such as DirecTV's exclusive sports programming and, possibly, volume discounts for programming offers.

         In addition, other companies in the U.S., including a subsidiary of Loral Space and Communications Limited and BellSouth have conditional permits or have leased transponders for a comparatively small number of direct broadcast satellite assignments that can be used to provide service to portions of the United States.

         The FCC has proposed to allocate additional expansion spectrum for direct broadcast satellite services, which could create significant additional competition in the market for subscription television services.

OUR BUSINESS RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND WE MAY INADVERTENTLY INFRINGE THEIR PATENTS AND PROPRIETARY RIGHTS

         Many entities, including some of our competitors, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease developing or marketing those products, to obtain licenses to develop and market those products from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise its right to prohibit our use of its intellectual property in our products and services at any price, thus impacting our competitive position.

         We cannot assure you that we are aware of all patents and other intellectual property rights that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim of infringement is valid, absent protracted litigation.

         We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on net income, could be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results. Various parties have asserted patent and other intellectual property rights with respect to components within our direct broadcast satellite system. We cannot be certain that these persons do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement. During October 2000, Starsight Telecast, Inc., a subsidiary of Gemstar - TV Guide, filed a suit for patent infringement against us and certain of our subsidiaries in the United States District Court for the Western District of North Carolina, Asheville Division. The suit alleges infringement of United States Patent No. 4,706,121. We have examined this patent and have obtained an opinion from patent counsel that it is not infringed by any of our products or service. We intend to vigorously defend against this action and to assert a variety of counterclaims. While Starsight has a history of widely licensing its patents, the fees proposed by Starsight to license the patent at issue in this case is substantial. In the event that we are ultimately determined to infringe on the patent an injunction that would prevent us from providing customers with a consumer friendly on screen programming guide, and substantial damages, could result.

SATELLITE PROGRAMMING SIGNALS HAVE BEEN PIRATED, WHICH COULD CAUSE US TO LOSE SUBSCRIBERS AND REVENUE

         The delivery of subscription programming requires the use of encryption technology to assure only those who pay can receive the programming. It is illegal to create, sell or otherwise distribute mechanisms or devices to circumvent that encryption. Theft of cable and satellite programming has been widely reported and our signal encryption has been pirated and could be further compromised in the future. We continue to respond to compromises of our encryption system with measures intended to make signal theft of our programming commercially uneconomical. We utilize a variety of tools to continue to accomplish this goal. Ultimately, if other measures are not successful, it could be necessary to replace the credit card size card that controls the security of each consumer set-top box at a material cost to us. If we can not promptly correct a compromise in our encryption technology, it would adversely affect our revenue and our ability to contract for video and audio services provided by programmers.

THE REGULATORY REGIME WE OPERATE UNDER COULD CHANGE ADVERSELY

         The FCC imposes different rules for "subscription" and "broadcast" services. We believe that because we offer a subscription programming service, we are not subject to many of the regulatory obligations imposed upon broadcast licensees. However, we cannot be certain whether the FCC will find in the future that we should comply with regulatory obligations as a broadcast licensee with respect to our current and future operations, and certain parties have requested that we be treated as a broadcaster. If the FCC determined that we are a broadcast licensee, the FCC may require us to comply with all regulatory obligations imposed upon broadcast licensees, which are generally subject to more burdensome regulation than subscription service providers.

         Under a requirement of the Cable Act, the FCC imposed public interest requirements on direct broadcast satellite licensees, such as us, to set aside four percent of channel capacity exclusively for noncommercial programming for which we must charge programmers below-cost rates and for which we may not impose additional charges on subscribers. This could also displace programming for which we could earn commercial rates and could adversely affect our financial results. The FCC has not reviewed our methodology for computing the channel capacity we must set aside or for determining the rates that we charge public interest programmers, and we cannot be sure that if the FCC were to review these methodologies, it would find them in compliance with the public interest requirements.

         Under a requirement of the Telecommunications Act of 1996, the FCC recently imposed upon broadcasters and certain multichannel video programming distributors, including us, the responsibility of providing video description for visually impaired persons. Video description involves the insertion into a television program of narrated descriptions of settings and actions that are not otherwise reflected in the dialogue, and is typically provided through the Secondary Audio Programming (SAP) channel. Commencing April 12, 2002, affected multichannel video programming distributors like us will be required to provide video description for a minimum of 50 hours per calendar quarter (roughly four hours per week) of prime time and/or children's programming on each of any of the top five national non-broadcast networks they carry. In addition, distributors will be required to "pass through" any video description they receive from a broadcast station or non-broadcast network if the multichannel video programming distributor has the technical capability necessary to do so associated with the channel on which it distributes the programming with video description. While the FCC acknowledged that programming networks, and not multichannel video programming distributors, may actually describe the programming, it declared that for ease of enforcement and monitoring compliance it would hold distributors responsible for compliance. We cannot be sure that these requirements will not impose an excessive burden on us.

         The FCC has commenced a rulemaking which seeks to streamline and revise its rules governing direct broadcast satellite operators. This rulemaking concerns many new possible direct broadcast satellite rules. There can be no assurance about the content and effect of any new direct broadcast satellite rules passed by the FCC.

         The FCC has proposed allowing non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency as DBS and Ku-based FSS services. If the proposal is adopted, these satellite operations could provide global high-speed data services. This would, among other things, create additional competition for satellite and other services. The FCC has also requested comment on a request that would allow a terrestrial service proposed by Northpoint Communications, Inc. to retransmit local television or other video and data services to DBS subscribers or others in the same DBS spectrum that we use throughout the United States. Furthermore, the Satellite Home Viewer Improvement Act of 1999 requires the FCC to make a determination by November 29, 2000 regarding licenses for facilities that will retransmit broadcast signals to underserved markets by using spectrum otherwise allocated to commercial use, possibly including our DBS spectrum. Northpoint has been allowed by the FCC to conduct experimental operations in Texas and Washington, D.C. We have sent a joint letter with DirecTV to the FCC expressing concern over the Northpoint request, which in our view, may cause potential harmful and substantial interference to the service provided to DBS customers. DirecTV and we have also jointly conducted tests of Northpoint's proposed technology and have presented our test results, which in our view show harmful interference from Northpoint's proposed service, and Northpoint has opposed this joint submission. Furthermore, on April 18, 2000, PDC Broadband Corporation filed an application similar to the one filed by Northpoint. If Northpoint, PDC Broadband Corporation or other entities become authorized to use our spectrum, they could cause harmful and substantial interference into our service.

OUR BUSINESS DEPENDS SUBSTANTIALLY ON FCC LICENSES THAT CAN EXPIRE OR BE REVOKED OR MODIFIED

         We have licenses to operate EchoStar I and EchoStar II at the 119 degree orbital location, which both expire in 2006, a license to operate 11 frequencies on EchoStar III at the 61.5 degree orbital location, which expires in 2008 and an authorization to launch and operate for 10 years EchoStar V and EchoStar VI at the 110 degree orbital location. Our authorization at the 148 degree orbital location requires us to construct a satellite by December 20, 2000 and to utilize all of our FCC-allocated frequencies at that location by December 20, 2002, or risk losing those frequencies that we are not using. At the 61.5 degree orbital location we utilize certain channels beyond our licensed 11 channels, under special temporary authority, which the FCC may refuse to renew, and which is subject to several restrictive conditions. Third parties have opposed, and we expect them to continue to oppose, some of our authorizations or pending and future requests to the FCC for extensions, modifications, waivers and approvals.

         In conjunction with our plan to provide local-into-local broadcast service as well as cable programming from the 110 degree orbital location, we moved EchoStar IV to the 119 degree orbital location in early 2000 pursuant to special temporary authority granted by the FCC which will expire on February 10, 2001. We have an authorization from the FCC to operate that satellite over certain frequencies at that location, and we have received special temporary authority to operate the satellite over additional frequencies. Pursuant to that same special temporary authority, we have moved EchoStar II to the 119.35 degree orbital location. The moves have allowed us to transition some of the programming now on EchoStar I and EchoStar II to EchoStar IV, which can provide service to Alaska and Hawaii from the orbital location. In connection with that plan, we have also petitioned the FCC to declare that we have met our due diligence obligations for the 148 degree orbital location, or alternatively to extend the December 20, 2000 milestone for that location. The State of Hawaii has opposed that request and there is no assurance that it will be granted by the FCC. If our request is not granted by the FCC, our license for the 148 degree orbital location may be revoked or canceled. EchoStar VI, which launched successfully during July 2000, has reached its final orbital location at 119 degree West Longitude as assigned under a special temporary authority by the FCC which will expire on February 10, 2001. EchoStar VI was launched to the 148 degree orbital location for testing and was later relocated to the 119 degree orbital location where it now is broadcasting satellite TV channels to over 4.3 million DISH Network customers nationwide, including Alaska and Hawaii. To date, all systems on the satellite are operating normally. We also intend to move EchoStar I from the 119 degree orbital location to the 148 degree orbital location. EchoStar VI commenced commercial service during October 2000. The operation of EchoStar II and EchoStar IV at the orbital locations described above requires FCC approval, and we have filed an application for permanent authorization to operate EchoStar VI at the 119 degree orbital location which is pending. In general, our plans have involved and still involve the relocation of satellites either within or slightly outside the "cluster" of a particular orbital location, or from one orbital location to another where we have various types of authorizations. These changes require FCC approval, and we cannot be sure that we will receive all needed approvals for our current and future plans. Furthermore, the states of Alaska and Hawaii have requested the FCC to impose conditions on permanent authorization; the conditions sought by Alaska and Hawaii relate to certain aspects of our service such as prices and equipment. There can be no assurance as to when and how the FCC will rule on our request for permanent authorization. It is possible that the FCC could deny our request or impose onerous conditions upon the authorization. In general, the states of Alaska and Hawaii have expressed views that our service to these states from various orbital locations does not comply with our FCC-imposed obligations to serve those states, and we cannot be sure that the FCC will not accept these views. Such actions would have a material adverse affect on our business. Moreover, because ECC cannot meet the geographic service requirements from the 148 degree orbital location, we had to request and obtain a conditional waiver of these requirements to allow operation of EchoStar I at that location. As a result, our current authorization to operate EchoStar I at the 148 degree orbital location is subject to several conditions that may be onerous or that we may be unable to rectify.

         The telemetry, tracking and control operations of EchoStar I are in an area of the spectrum called the "C-band." Although the FCC granted us conditional authority to use these frequencies for telemetry, tracking and control, in January 1996 a foreign government raised an objection to EchoStar I's use of these frequencies. We cannot be certain whether that objection will subsequently require us to relinquish the use of such C-band frequencies for telemetry, tracking and control purposes. Further, EchoStar II's telemetry, tracking and control operations are in the "extended" C-band. Our authorization to use these frequencies expired on January 1, 1999. Although we have timely applied for extension of that authorization to November 2006, we cannot be sure that the FCC will grant our request. If we lose the ability to use these frequencies for controlling either satellite, we would lose the satellite. Recently, the FCC released a notice of proposed rulemaking that may prohibit future satellite operations in the "extended" C-band frequencies. The FCC also is no longer accepting earth station applications in that band. These recent developments might have negative implications for us.

         All of our FCC authorizations are subject to conditions as well as to the FCC's authority to modify, cancel or revoke them. In addition, all of our authorizations for satellite systems that are not yet operational, are subject to construction and progress obligations, milestones, reporting and other requirements. The FCC has indicated that it may revoke, terminate, condition or decline to extend or renew such authorizations if we fail to comply with applicable Communications Act requirements. Our conditional license for a Ku-band satellite system is subject to still pending petitions for reconsideration and cancellation. With respect to our license for the Ka-band system, the FCC staff sent us a letter in late 1999 stating that we had not submitted information to the FCC relating to the inter- satellite links of our system and required us to submit certain information or become subject to more expedited construction requirements. While we have submitted information in response to that request, we cannot be sure that the FCC will view our submission as sufficient or will not act to expedite our milestones. If we fail to file adequate reports or to demonstrate progress in the construction of our satellite systems, the FCC has stated that it may cancel our authorizations for those systems. Our license for our Ka-band system allows us to use only 500 MHz of Ka-band spectrum in each direction, while other licensees have been authorized to use 1,000 MHz in each direction. We have recently filed a modification application to allow us to use additional spectrum, but we cannot be sure that the FCC will not deny or otherwise fail to grant that application. We have not filed, or timely filed, all required reports or other filings, and some of our construction permits have expired, in connection with our authorized systems with the FCC. We cannot be certain whether or not the FCC would cancel our authorizations. While we have filed with the FCC pending requests for extensions of authorizations that have expired, we cannot be sure how the FCC will rule on these requests.

RESTRICTIVE COVENANTS UNDER OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS

         The indentures relating to the senior notes of our EBC and EchoStar DBS Corporation subsidiaries and our other long-term indebtedness contain restrictive covenants that may inhibit our ability to manage our business, engage in certain transactions that we believe to be beneficial to holders of our common stock and to react to changing market conditions. These restrictions, among other things, limit the ability of our subsidiaries to:

         o        incur additional indebtedness;

         o        issue preferred stock;

         o        sell assets;

         o        create, incur or assume liens;

         o        merge, consolidate or sell assets;

         o        enter into transactions with affiliates; and

         o        pay dividends and make other distributions.

WE DEPEND ON OTHERS TO PRODUCE PROGRAMMING

         We depend on third parties to provide us with programming services. Our programming agreements have remaining terms ranging from one to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms or at all, or these agreements may be canceled prior to expiration of their original term. If we are unable to renew any of these agreements or the other parties cancel the agreements, we cannot assure you that we would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to our existing programming. In particular, the cost of sports programming has been rising rapidly. Our competitors currently offer much of the same programming that we do. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and offer it attractively to our customers at competitive prices.

OUR SATELLITES ARE SUBJECT TO RISKS DURING AND AFTER LAUNCH

         Satellite launches are subject to significant risks, including launch failure, which may result in incorrect orbital placement or improper commercial operation. Approximately 15% of all commercial geostationary satellite launches have resulted in a total or constructive total loss. The failure rate varies by launch vehicle and satellite manufacturer. The loss, damage or destruction of any of our satellites as a result of electrostatic storm or collision with space debris would have a material adverse effect on our business.

         In November 1998 and 1999, certain meteoroid events occurred as the Earth's orbit passed through the particulate trail of Comet 55P (Tempel-Tuttle). Similar meteoroid events are expected to occur again in November 2000. These meteoroid events pose a potential threat to all in orbit geosynchronous satellites including our DBS satellites. While the probability that our satellites will be damaged by space debris is very small, that probability will increase by several orders of magnitude during these meteoroid events.

         Due to the current peak in the 11-year solar cycle, increased solar activity is likely for the next 1 1/2 years. Some of these solar storms pose a potential threat to all in-orbit geosynchronous satellites including our DBS satellites. While the probability that the effects from the storms will damage our satellites or cause service interruptions is generally very small, that probability will increase by several orders of magnitude during this solar cycle peak.

OUR SATELLITES HAVE MINIMUM DESIGN LIVES OF 12 YEARS, BUT COULD FAIL BEFORE THEN

         Our ability to earn revenue wholly depends on the usefulness of our satellites. Each of our satellites has a limited useful life. A number of factors affect the useful lives of the satellites, including the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and the efficiency of the launch vehicle used. The minimum design life of each of EchoStar I, EchoStar II, EchoStar III, EchoStar IV, EchoStar V and EchoStar VI is 12 years. We can provide no assurance, however, as to the useful lives of the satellites. Anomalies EchoStar IV has experienced have reduced its remaining useful life to approximately 4 years. However, there can be no assurance that a total loss of use of this satellite will not occur in the more immediate future. Our operating results would be adversely affected if the useful life of any of our other satellites were significantly shorter than 12 years. The satellite construction contracts for our satellites contain no warranties if EchoStar I, EchoStar II, EchoStar III, EchoStar IV, EchoStar V or EchoStar VI fails following launch. The satellite construction contracts for the satellites under construction contain no warranties if EchoStar VII, EchoStar VIII, or EchoStar IX fails following launch, except in the event that the relevant failure is caused by the gross negligence or wilful misconduct of the manufacturer. Additionally, moving any of these satellites, either temporarily or permanently, to another orbital location, decreases the orbital life of the satellite by up to six months per movement.

         In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite. Such a relocation would require prior FCC approval and, among other things, a showing to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. If we choose to use a satellite in this manner, we cannot assure you that this use would not adversely affect our ability to meet the operation deadlines associated with our permits. Failure to meet those deadlines could result in the loss of such permits which would have an adverse effect on our operations.

INSURANCE COVERAGE OF OUR SATELLITES IS LIMITED AND WE MAY BE UNABLE TO SETTLE OUTSTANDING CLAIMS WITH INSURERS

         As a result of the failure of EchoStar IV solar arrays to fully deploy and the failure of 26 transponders to date, a maximum of approximately 16 of the 44 transponders on EchoStar IV are available for use at this time. Due to the normal degradation of the solar arrays, the number of available transponders will further decrease over time. In addition to the transponder and solar array failures, EchoStar IV experienced anomalies affecting its thermal systems and propulsion system during 1999. There can be no assurance that further material degradation, or total loss of use, of EchoStar IV will not occur in the immediate future.

         In September 1998, we filed a $219.3 million insurance claim for a constructive total loss under the launch insurance policies covering EchoStar
IV. The satellite insurance consists of separate identical policies with different carriers for varying amounts which, in combination, create a total insured amount of $219.3 million.

         The insurance carriers offered us a total of approximately $88 million, or 40% of the total policy amount, in settlement of the EchoStar IV insurance claim. The insurers allege that all other impairment to the satellite occurred after expiration of the policy period and is not covered. We strongly disagree with the position of the insurers and we have filed an arbitration claim against them for breach of contract, failure to pay a valid insurance claim and bad faith denial of a valid claim, among other things. There can be no assurance that we will receive the amount claimed or, if we do, that we will retain title to EchoStar IV with its reduced capacity.

         At the time we filed our claim in 1998, we recognized an impairment loss of $106 million to write-down the carrying value of the satellite and related costs, and simultaneously recorded an insurance claim receivable for the same amount. We continue to believe we will ultimately recover at least the amount originally recorded and do not intend to adjust the amount of the receivable until there is greater certainty with respect to the amount of the final settlement.

         As a result of the 1999 thermal and propulsion system anomalies, we reduced the estimated remaining useful life of EchoStar IV to approximately 4 years during January 2000. This change will increase depreciation expense to be recognized by us during the year ending December 31, 2000 by approximately $9.6 million. We will continue to evaluate the performance of EchoStar IV and may modify our loss assessment as new events or circumstances develop.

         The in-orbit insurance policies for EchoStar I, EchoStar II, and EchoStar III expired July 25, 2000. The insurers have to date refused to renew insurance on EchoStar I, EchoStar II and EchoStar III on reasonable terms. Based on, among other things, the insurance carriers' unanimous refusal to negotiate reasonable renewal insurance coverage, we believe that the carriers colluded and conspired to boycott us unless we accept their offer to settle the EchoStar IV claim for $88 million.

         Based on the carriers' actions, we have added causes of action in our EchoStar IV demand for arbitration for breach of the duty of good faith and fair dealing, and unfair claim practices. Additionally, we have filed a lawsuit against the insurance carriers in the United States District Court for the District of Colorado asserting causes of action for violation of Federal and State Antitrust laws. While we believe we are entitled to the full amount claimed under the EchoStar IV insurance policy and believe the insurance carriers are in violation of Antitrust laws and have committed further acts of bad faith in connection with their refusal to negotiate reasonable insurance coverage on our other satellites, there can be no assurance as to the outcome of these proceedings.

         The indentures related to the outstanding senior notes of our EchoStar DBS Corporation subsidiary contain restrictive covenants that require us to maintain satellite insurance with respect to at least half of the satellites we own. Insurance coverage is therefore required for at least three of our six satellites currently in orbit. We have procured normal and customary launch insurance for EchoStar VI. This launch insurance policy provides for insurance of $225.0 million. The EchoStar VI launch insurance policy expires in July 2001. We are currently self- insuring EchoStar I, EchoStar II, EchoStar III, EchoStar IV and EchoStar V. To satisfy insurance covenants related to the outstanding EchoStar DBS senior notes, on July 25, 2000, EchoStar DBS reclassified approximately $60 million from cash and cash equivalents to restricted cash and marketable investment securities on its balance sheet. In addition, EchoStar DBS reclassified an amount equal to approximately $30 million, the depreciated cost of an additional satellite, on September 23, 2000 after the expiration of the initial period of coverage for EchoStar V. The reclassifications will continue until such time, if ever, as the insurers are again willing to insure our satellites on commercially reasonable terms.

WE MAY BECOME LIABLE IN A PENDING FEE DISPUTE

         We had a contingent fee arrangement with the attorneys who represented us in the litigation with News Corporation. The contingent fee arrangement provides for the attorneys to be paid a percentage of any net recovery obtained by us in the News Corporation litigation. The attorneys have asserted that they may be entitled to receive payments totaling hundreds of millions of dollars under this fee arrangement. We are vigorously contesting the attorneys' interpretation of the fee arrangement, which we believe significantly overstates the magnitude of our liability.

         During mid-1999, we initiated litigation against the attorneys in the Arapahoe County, Colorado, District Court arguing that the fee arrangement is void and unenforceable. In December 1999, the attorneys initiated an arbitration proceeding before the American Arbitration Association. The litigation has been stayed while the arbitration is ongoing. A two week arbitration hearing has been set to begin in late February 2001. It is too early to determine the outcome of negotiations, arbitration or litigation regarding this fee dispute. If the attorneys who represented us receive a substantial award in such arbitration, it might impair our ability to downstream funds to its subsidiaries to help us make payments of interest on or principal of outstanding long-term debt.

WE USE ONLY ONE DIGITAL BROADCAST CENTER

         We rely upon a single digital broadcast center located in Cheyenne, Wyoming, for key operations for programming signals, such as reception, encryption and compression. Although we recently acquired a digital broadcast center located in Gilbert, Arizona, this digital broadcast center will require significant time and expenditures to become fully operational. If a natural or other disaster damaged the digital broadcast center in Cheyenne, Wyoming, we cannot assure you that we would be able to continue to provide programming services to our customers.

COMPLEX TECHNOLOGY USED IN OUR BUSINESS COULD FAIL OR BECOME OBSOLETE

         New applications and adaptations of existing and new technology, including compression, conditional access, on screen guides and other matters, and significant software development, are integral to our direct broadcast satellite system and may, at times, not function as we expect. Technology in the satellite television industry is in a rapid and continuing state of change as new technologies develop. We cannot assure you that we and our suppliers will be able to keep pace with technological developments. In addition, delays in the delivery of components or other unforeseen problems in our direct broadcast satellite system may occur that could adversely affect performance or operation of our direct broadcast satellite system and could have an adverse effect on our business. Further, if a competitive satellite receiver technology becomes commonly accepted as the standard for satellite receivers in the United States, we would be at a significant technological disadvantage.

WE DEPEND PRIMARILY ON A SINGLE RECEIVER MANUFACTURER

         SCI Technology, Inc., a high-volume contract electronics manufacturer, is the primary manufacturer of EchoStar receiver systems. JVC and VTech also manufacture some EchoStar receiver systems for use by us and other customers of EchoStar Technologies Corporation. JVC also manufactures other consumer electronics products incorporating our receiver systems. If any of these vendors are unable for any reason to produce receivers in a quantity sufficient to meet our requirements, it would impair our ability to add additional DISH Network subscribers and grow our technology business unit. Likewise, it would adversely affect our results of operations.

WE HAVE FEWER DISTRIBUTION CHANNELS THAN OUR LARGEST DIRECT BROADCAST SATELLITE COMPETITOR

         We do not have manufacturing agreements or arrangements with consumer products manufacturers other than JVC, VTech and Philips, and only JVC currently manufactures consumer electronics equipment incorporating our receivers. As a result, our receivers, and consequently our programming services, are less well known to consumers than those of our largest direct broadcast satellite competitor, DirecTV. Our largest competitor's direct broadcast satellite systems are sold in significantly more consumer electronics retailers than our receiver systems, which, among other things, results in us having a competitive marketing disadvantage compared to DirecTV.

WE RELY ON KEY PERSONNEL

         We believe that our future success will depend to a significant extent upon the performance of Charles W. Ergen, Chairman, Chief Executive Officer and President. The loss of Mr. Ergen could have an adverse effect on our business. We do not maintain "key man" insurance. Although all of our executives have executed agreements limiting their ability to work for or consult with competitors if they leave us, we do not have any employment agreements with any of our executive officers.

WE ARE CONTROLLED BY ONE PRINCIPAL STOCKHOLDER

         Charles W. Ergen, our Chairman, Chief Executive Officer and President, currently beneficially owns approximately 51% of our total equity securities, assuming exercise of vested employee stock options, and possesses approximately 91% of the total voting power. Thus, Mr. Ergen has the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. In addition, pursuant to a voting agreement among Mr. Ergen, News Corporation and MCI WorldCom, News Corporation and MCI WorldCom have agreed to vote their shares in accordance with the recommendation of our Board of Directors for five years. For Mr. Ergen's total voting power to be reduced to below 51%, his percentage ownership of the equity securities of ECC would have to be reduced to below 10%.

FOREIGN OWNERSHIP RESTRICTIONS COULD AFFECT OUR BUSINESS PLAN

         The Communications Act, and the FCC's implementing regulations, provide that when subsidiaries of a holding company hold certain types of FCC licenses, foreign nationals or their representatives may not own or vote more than 25% of the total equity of the holding company, except upon an FCC public interest determination. Although the FCC's International Bureau has ruled that these limitations do not apply to providers of subscription direct broadcast satellite service like us, the ruling is under challenge. Furthermore, the limitations will apply to our licenses for fixed satellite service if we hold ourselves out as a common carrier or if the FCC decides to treat us as such a carrier. The FCC has noted that we have proposed to operate one of our authorized fixed satellite service systems on a common carrier as well as a non-common carrier basis. We have recently informed the FCC that we have no common carrier plans with respect to that system.

         Currently, a subsidiary of News Corporation, an Australian corporation, owns approximately 5.5% of our total outstanding stock, having 1% of our total voting power. This ownership has increased the possibility that foreign ownership of our stock may exceed the foreign ownership limitations if they apply. In connection with the MCI WorldCom authorization that we received in connection with our transactions with News Corporation, the FCC has decided to waive any foreign ownership limitations to the extent applicable. Nevertheless, we cannot foreclose the possibility that, in light of any subsequent FCC decisions or policy changes, we may in the future need a separate FCC determination that foreign ownership in excess of any applicable limits is consistent with the public interest in order to avoid a violation of the Communications Act or the FCC's rules.

                   RISKS PRIMARILY RELATED TO OUR COMMON STOCK

WE HAVE SUBSTANTIAL INDEBTEDNESS AND ARE DEPENDENT ON OUR SUBSIDIARIES' EARNINGS TO MAKE PAYMENTS ON OUR INDEBTEDNESS

         We have substantial debt service requirements which make us vulnerable to changes in general economic conditions. The indentures governing our subsidiaries' debt restrict their ability to incur additional debt. Thus it is, and will continue to be, difficult for our subsidiaries to obtain additional debt if required or desired in order to implement our business strategy. Since we conduct substantially all of our operations through our subsidiaries, our ability to service our debt obligations is dependent upon the earnings of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or other payments. We have few assets of significance other than the capital stock of our subsidiaries. Our subsidiaries are separate legal entities. Furthermore, our subsidiaries are not obligated to make funds available to us, and creditors of our subsidiaries will have a superior claim to our subsidiaries' assets. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. The outstanding senior notes of our EBC and EchoStar DBS Corporation subsidiaries, intermediate holding companies through which we conduct substantially all of our business, currently prohibit them from paying any dividends to us. We cannot assure you that any of our other subsidiaries will be able to pay dividends or otherwise distribute funds to us in an amount sufficient to pay the principal of or interest on the indebtedness owed by us or by our subsidiaries. As of June 30, 2000, our subsidiaries had outstanding long-term debt (including both the current and long-term portion) of approximately $2.04 billion and also had $1.5 million of other liabilities. On September 25, 2000, our wholly-owned subsidiary, EBC, sold $1 billion principal amount of 10 3/8% Senior Notes due 2007. Our subsidiaries may incur significant indebtedness in the future.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         Sales of a substantial number of our shares of class A common stock in the public market in connection with this offering, or other offerings by us, could cause the market price of our class A common stock to decline. During October 1999, we filed a registration statement registering for sale up to 68,824,928 shares of our class A common stock by News America Incorporated and MCI WorldCom Network Services, Inc. On December 2, 1999, News America Incorporated and MCI WorldCom Network Services, Inc. sold 27.6 million of these shares pursuant to an underwritten offering. On September 6, 2000, News America Incorporated sold an additional 7 million of these shares on the open market, pursuant to SEC Rule 144. Any sale of shares by News America Incorporated and MCI WorldCom Network Services, Inc. subsequent to the date of this registration statement may affect the market price of our class A common stock.

OUR STOCK PRICE MAY BE VOLATILE

         The price at which our common stock trades may be volatile and may fluctuate substantially due to competition and changes in the subscription television industry, regulatory changes, launch and satellite failures, operating results below expectations and other factors. In addition, price and volume fluctuations in the stock market may affect market prices for our common stock for reasons unrelated to our operating performance.

YOUR SHARES WILL HAVE LIMITED VOTING RIGHTS

         Our equity securities consist of common stock and preferred stock. Our common stock has been divided into three classes with different voting rights. Holders of class A common stock and holders of class C common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of class B common stock are entitled to ten votes per share. Holders of series C preferred stock have no voting rights except as provided by law or unless dividends are in arrears. No class C common stock or other series of preferred stock is currently outstanding. However, upon a "change in control" of EchoStar, any holder of class C common stock would be entitled to ten votes per share. Holders of common stock generally vote together as single class on matters submitted to stockholders. Although the class A common stock represents approximately 49.5% of our total common and preferred shares outstanding, it represents only 9% of our total voting power.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

         We have never declared or paid any cash dividends on any class of our common stock and we do not expect to declare dividends on our common stock in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, restrictions in our debt facilities and other factors our Board of Directors considers appropriate. We currently intend to retain our earnings, if any, to support future growth and expansion.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

         Our authorized capital stock currently consists of:

                  o 3,200,000,000 shares of common stock, of which 1,600,000,000 shares are designated class A common stock, 800,000,000 shares are designated class B common stock and 800,000,000 shares are designated class C common stock; and

                  o 20,000,000 shares of preferred stock, including 2,300,000 shares of 6 3/4% Series C cumulative convertible preferred stock.

         As of October 30, 2000, 234,945,654 shares of class A common stock were issued and outstanding and held of record by 3,784 stockholders, 238,435,208 shares of class B common stock were issued and outstanding and held of record by Charles W. Ergen, our Chairman, Chief Executive Officer and President, and no shares of class C common stock were issued and outstanding. As of October 30, 2000, 243,076 shares of Series C preferred stock were issued and outstanding. All outstanding shares of the class A common stock and class B common stock are fully paid and nonassessable. A summary of the powers, preferences and rights of the shares of each class of common stock and each series of preferred stock is described below.

         The transfer agent for our capital stock, including the class A common stock, is Computershare Investor Services, formerly American Securities Transfer & Trust, Inc.

CLASS A COMMON STOCK

         Each holder of class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class A common stock votes together with the class B common stock and the class C common stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of class A common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from legally available funds and, together with the holders of the class B common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of class A common stock have no redemption, conversion or preemptive rights.

CLASS B COMMON STOCK

         Each holder of class B common stock is entitled to ten votes for each share of class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class B common stock votes together with the class A common stock and the class C common stock on all matters submitted to a vote of the stockholders. Each share of class B common stock is convertible, at the option of the holder, into one share of class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (i) dividends or distributions on class A common stock payable in class A common stock or certain other capital stock; (ii) subdivisions, combinations or certain reclassifications of class A common stock; and (iii) issuances of rights, warrants or options to purchase class A common stock at a price per share less than the fair market value of the class A common stock. Each share of class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class C common stock.

CLASS C COMMON STOCK

         Each holder of class C common stock is entitled to one vote for each share of class C common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class C common stock votes together with class A common stock and the class B common stock on all matters submitted to a vote of stockholders. Each share of class C common stock is convertible into class A common stock on the same terms as the class B common stock. Each share of class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock and class B common stock. Upon a change of control of our company, each holder of outstanding shares of class C common stock is entitled to cast ten votes for each share of class C common stock held by such holder. We do not currently intend to issue any shares of class C common stock. Under current National Association of Securities Dealers rules, we are not able to issue class C common stock so long as the class A common stock is quoted on the Nasdaq National Market.

PREFERRED STOCK

         Our Board of Directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our Board of Directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

SERIES C PREFERRED STOCK

         As of October 30, 2000, holders of an aggregate of approximately 2.06 million shares of the Company's 6 3/4% Series C cumulative convertible preferred stock had converted their shares into approximately 34 million shares of class A common stock.

         Holders of the Series C preferred stock were entitled to a quarterly cash payment of $0.844 per share through November 1, 1999, which was funded from a deposit account created when the Series C preferred stock was issued. Dividends began to accrue on the Series C preferred stock on November 2, 1999, and holders of the Series C preferred stock are entitled to receive cumulative dividends at an annual rate of 6 3/4% of the liquidation preference, payable quarterly in arrears, commencing February 1, 2000. Dividends may, at our option, be paid in cash or by delivery of shares of class A common stock. The Series C preferred stock is redeemable at any time on or after November 1, 2000, in whole or in part, at our option, in cash or by delivery of class A common stock at specified redemption premiums.

         Upon any change of control, if the market value of our class A common stock is less than the conversion price, holders of Series C preferred stock would have a one time option to convert all of their outstanding shares into shares of class A common stock at an adjusted conversion price equal to the greater of the market value as of the change of control date and 66.67% of the market value as of the date of the initial offering of the Series C preferred stock. In lieu of issuing the shares of class A common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such class A common stock otherwise issuable.

         The Series C preferred stock is convertible at any time, unless previously redeemed, at the option of the holder thereof, into that number of whole shares of class A common stock as is equal to the liquidation preference divided by a conversion price of $3 3/64 subject to adjustment under certain circumstances.

         The Series C preferred stock ranks senior to the class A common stock and senior or pari passu with other existing and future offerings of preferred stock in right of payment. Holders of the Series C preferred stock have no voting rights with respect to general corporate matters except as provided by law or upon certain dividend arrearages. The affirmative vote or consent of holders of at least 66 2/3% of the outstanding Series C preferred stock is required for the issuance of any class or series of our stock (or security convertible into our stock) ranking senior to or pari passu with the Series C preferred stock as to dividends or liquidation rights (other than additional shares of Series B preferred stock or certain pari passu securities with an aggregate liquidation preference not to exceed $100 million) and for amendments to our articles of incorporation that would affect adversely the rights of holders of the Series C preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our articles of incorporation provide that our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by Nevada corporate law. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders and does not relieve us or our directors from complying with federal or state securities laws. Our articles of incorporation and by-laws provide for indemnification, to the fullest extent permitted by Nevada corporate law, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at our request as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. However, no indemnification may be made for any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us.

NEVADA LAW AND LIMITATIONS ON CHANGES IN CONTROL

         The Nevada Revised Statutes prevent an "interested stockholders" defined generally as a person owning 10% or more of a corporation's outstanding voting stock, from engaging in a "combination" with a publicly-held Nevada corporation for three years following the date such person became an interested stockholder unless, before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the combination.

         The provisions authorizing our Board of Directors to issue preferred stock without stockholder approval and the provisions of the Nevada Revised Statutes relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management. Each of the indentures relating to the senior notes of EchoStar DBS Corporation (one of our wholly-owned subsidiaries) also contains provisions with respect to a change of control. The series C preferred stock certificate of designation also contains certain change of control provisions.

         Charles W. Ergen, our Chairman, President and Chief Executive Officer, owns 238,435,208 shares of class B common stock, which constitute all of the outstanding class B shares. These shares are transferable to other persons, subject to securities laws limitations. If Mr. Ergen transferred a substantial portion of his shares of class B common stock, a change in control of EchoStar would result and Mr. Ergen would receive any premium paid for control of our company. In addition, any such change in control would result in an obligation on the part of EchoStar DBS Corporation, our wholly-owned subsidiary, to offer to purchase at a premium all of its outstanding senior notes.

                                 USE OF PROCEEDS

         All of the common stock covered by this prospectus is being sold by the selling shareholders. We will not receive any of the proceeds from those sales.

                               SELLING SHAREHOLDER

         The selling shareholder is a former shareholder of Kelly Broadcasting Systems, Inc., a supplier of broadband satellite programming. We issued the shares offered by the selling shareholder in connection with our acquisition of Kelly Broadcasting Systems, Inc. on February 25, 2000. Under the terms of the acquisition, we agreed to register the Class A common stock received by the selling shareholder and to keep the related registration statement effective for one year following the closing date of the acquisition of Kelly Broadcasting Systems, Inc. on February 25, 2000, or such shorter period which will terminate when all of the common stock covered by this prospectus has been sold and complies with the provisions of the Securities Act. Prior to the acquisition, Michael Kelly was the owner and CEO of Kelly Broadcasting Systems, Inc. Mary Kelly, the selling shareholder, is the mother of Michael Kelly and was a part-owner of Kelly Broadcasting Systems, Inc.

         The table below shows certain information about the shares covered by this prospectus and other shares of common stock beneficially owned by the selling shareholder on the date of this prospectus. Our registration of these shares does not necessarily mean that the selling shareholder will sell all or any of her shares of Class A common stock. This table assumes that all shares covered by this prospectus will be sold by the selling shareholder and that no additional shares of Class A common stock are bought or sold by the selling shareholder.

                                           Number of Shares   Number of Shares   Percentage of Shares
                       Number of Shares     Offered by this   to be Held After     to be Held After
Selling Shareholder   Beneficially Owned      Prospectus          Offering             Offering
-------------------   ------------------   ----------------   ----------------   --------------------
Mary Kelly                  61,200              61,200                0                    *

----------

* Less than one percent

                              PLAN OF DISTRIBUTION

         The selling shareholder has not had any material relationship with EchoStar or our affiliates within the past three years. Information concerning the selling shareholder may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

         We are registering the Class A common stock covered by this prospectus for the selling shareholder. These shares may be sold or distributed from time to time by the selling shareholder, by her donees or transferees or by her other successors in interest. We have agreed to keep the registration statement (of which this prospectus is a part) effective for one year following the closing date of the acquisition of Kelly Broadcasting Systems, Inc. on February 25, 2000, or such shorter period which will terminate when all of the common stock covered by this prospectus has been sold and complies with the provisions of the Securities Act. The selling shareholder has agreed to discontinue sales of Class A common stock under this prospectus following such one-year period unless we provide her with notice of our intention to continue the effectiveness of the registration. Michael Kelly, the selling shareholder's son, will pay the fees and expenses of registering the Class A common stock, as well as any commissions or transfer taxes relating to the sale of the Class A common stock; provided however, that if the registration expenses exceed $15,000, then we will pay the amount of such excess. We have agreed to indemnify the selling shareholder against certain liabilities relating to resale of the common stock under the Securities Act of 1933.

         The selling shareholder may sell these shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholder reserves the right to accept or reject, in whole or in part, any proposed purchase of these shares, whether the purchase is to be made directly or through agents.

         The selling shareholder may offer these shares at various times in one or more of the following transactions:

         - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

         - in transactions involving cross or block trades or otherwise on the Nasdaq National Market;

         - in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

         - in transactions "at the market" to or through market makers of EchoStar common stock or into an existing market for the common stock;

         - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

         - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

         -        in privately negotiated transactions;

         -        in transactions to cover short sales; and

         -        in a combination of any of the foregoing transactions.

         The selling shareholder also may sell these shares in accordance with Rule 144 under the Securities Act.

         From time to time, the selling shareholder may pledge or grant a security interest in some or all of these shares. If the selling shareholder defaults in performance of the obligations secured by these shares, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling shareholder also may transfer and donate these shares in other circumstances. The number of shares beneficially owned by the selling shareholder will decrease as and when the selling shareholder transfers or donates these shares or defaults in performing obligations secured by these shares. The plan of distribution for shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be the selling shareholder for purposes of this prospectus.

         The selling shareholder may sell short her Class A common stock. The selling shareholder may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

         The selling shareholder may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of Class A common stock in the course of hedging the positions they assume with the selling shareholder, including positions assumed in connection with distributions of these shares by such broker- dealers. The selling shareholder also may enter into options or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling shareholder may loan or pledge these shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling shareholder of the secured obligation, may sell or otherwise transfer the pledged shares.

         The selling shareholder may use brokers, dealers, underwriters or agents to sell these shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholder or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the offer and sale of these shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of these shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

         We have advised the selling shareholder that during such time as she may be engaged in a distribution of these shares, she is required to comply with Regulation M under the Securities Exchange Act of 1934. With certain exceptions, Regulation M prohibits the selling shareholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

         It is possible that a significant number of these shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the Class A common stock.

                                  LEGAL MATTERS

         David K. Moskowitz, Littleton, Colorado, will pass on the validity of the class A common stock offered by this Prospectus. Mr. Moskowitz, Senior Vice President, Secretary, and General Counsel, is also a member of our Board of Directors. As a member of our senior management team, Mr. Moskowitz should not be considered an independent legal advisor. David K. Moskowitz will rely on an opinion of Hale Lane Peek Dennison Howard and Anderson, Reno, Nevada, as to matters of Nevada law.

                                     EXPERTS

         The audited financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of such firm as experts in giving said report.

                      [This page intentionally left blank]

================================================================================
November 1, 2000



                       ECHOSTAR COMMUNICATIONS CORPORATION


                                  61,200 shares
                              Class A Common Stock

                    -----------------------------------------

                                   PROSPECTUS

                    -----------------------------------------



















--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         The following table sets forth the costs and expenses, other than any underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee.

                  SEC registration fee               $       672
                  NASDAQ Fee                                  --
                  Legal fees and expenses                  3,000
                  Accounting fees and expenses             3,000
                  Printing fees                              500
                  Transfer agent fees                         50
                  Miscellaneous                              300
                                                     -----------
                                    Total            $     7,522
                                                     ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Chapter 78.7502(1) of the Nevada Revised Statutes allows EchoStar to indemnify any person made or threatened to be made a party to any action (except an action by or in the right of EchoStar, a "derivative action"), by reason of the fact that he is or was a director, officer, employee or agent of EchoStar, or is or was serving at the request of EchoStar as a director, officer, employee or agent of another corporation, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in a good faith manner which he reasonably believed to be in or not opposed to the best interests of EchoStar and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Under chapter 78.7502(2), a similar standard of care applies to derivative actions, except that indemnification is limited solely to expenses (including attorneys' fees) incurred in connection with the defense or settlement of the action and court approval of the indemnification is required where the person seeking indemnification has been found liable to EchoStar. In addition, Chapter 78.751(2) allows EchoStar to advance payment of indemnifiable expenses prior to final disposition of the proceeding in question. Decisions as to the payment of indemnification are made by a majority of the Board of Directors at a meeting at which a quorum of disinterested directors is present, or by written opinion of special legal counsel, or by the stockholders.

         Provisions relating to liability and indemnification of officers and directors of EchoStar for acts by such officers and directors are contained in
Article IX of the Amended and Restated Articles of Incorporation of EchoStar and
Article IX of EchoStar's by-laws. These provisions state, among other things, that, consistent with and to the extent allowable under Nevada law, and upon the decision of a disinterested majority of EchoStar's Board of Directors, or a written opinion of outside legal counsel, or EchoStar's stockholders: (1) EchoStar shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of EchoStar) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EchoStar, or is or was serving at the request of EchoStar as director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EchoStar, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (2) EchoStar shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of EchoStar to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EchoStar, or is or was serving at the request of EchoStar as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EchoStar, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to EchoStar unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

ITEM 16. EXHIBITS

5.1      Opinion of Hale Lane Peek Dennison Howard and Anderson

5.2      Opinion of David K. Moskowitz

23.1     Consent of Arthur Andersen LLP

23.2     Consent of Hale Lane Peek Dennison Howard and Anderson (included in
         Exhibit 5.1)

24.1 Power of Attorney (included on page II-4 of this registration statement)

-----------

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Littleton, State of Colorado on November 1, 2000.

                                    ECHOSTAR COMMUNICATIONS CORPORATION


                                    By: /s/ Michael R. McDonnell
                                        ----------------------------------------
                                            Michael R. McDonnell
                                            Senior Vice President and Chief
                                            Financial Officer


                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                     Title                                      Date
---------                     -----                                      ----
/s/ Charles W. Ergen          Chief Executive Officer, and Director      November 1, 2000
--------------------          (Principal Executive Officer)
Charles W. Ergen

/s/ Michael R McDonnell       Chief Financial Officer                    November 1, 2000
-----------------------       (Principal Financial Officer)
Michael R. McDonnell

/s/ James DeFranco            Director                                   November 1, 2000
------------------
James DeFranco

/s/ David K. Moskowitz        Director                                   November 1, 2000
----------------------
David K. Moskowitz

/s/ Raymond L. Friedlob       Director                                   November 1, 2000
-----------------------
Raymond L. Friedlob

/s/ O. Nolan Daines           Director                                   November 1, 2000
-------------------
O. Nolan Daines

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  5.1      Opinion of Hale Lane Peek Dennison Howard and Anderson
  5.2      Opinion of David K. Moskowitz
 23.1      Consent of Arthur Andersen LLP
 23.2      Consent of Hale Lane Peek Dennison Howard and Anderson (included in
           Exhibit 5.1)
 24.1      Power of Attorney (included on page II-4 of this registration statement)